                                                                Exhibit (d)(xxx)

                 AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT

      This amendment (the "Amendment") to the Investment Sub-Advisory Agreement is made as of May 15, 2003 by and between Charles Schwab Investment Management, Inc. ("CSIM") and Janus Capital Management LLC (the "Sub-Adviser");

      WHEREAS, CSIM and the Sub-Adviser have entered into a Investment Sub-Advisory Agreement dated April 15, 2003; and

      WHEREAS, CSIM and the Sub-Adviser desire to amend certain provisions of the Agreement to reflect amendments by the U.S. Securities and Exchange Commission (the "SEC") to Rules 10f-3, 12d3-1 and 17e-1 and adoption of new Rule 17a-10 under the Investment Company Act of 1940.

      NOW THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, the parties agree as follows:

      Sub-section (a) of Section 2. "Duties of sub-adviser" is hereby deleted and replaced with the following:

      (a) Subject to supervision of the Company, the Board of Trustees ("Trustees") and CSIM (collectively, "Fund Parties"), Sub-Adviser shall be responsible for managing the investment and reinvestment of the Managed Assets and determine in its discretion, the securities and other property to be purchased or sold and the portion of the Managed Assets to be retained in cash, and shall not be responsible for providing investment advice to any other portion of a Fund. In performance of its duties and obligation under this Agreement, Sub-Adviser shall not consult with any other sub-adviser to a Fund concerning the Managed Assets, except to the extent permitted by certain exemptive rules under the 1940 Act that permit certain transactions with a subadviser or its affiliates, or any rule, regulation or order thereunder. Sub-Adviser will use same skill and care in providing the Services to each Fund as it utilizes in providing investment advisory services to other fiduciary accounts for which it has investment responsibilities. Sub-Adviser will provide Fund Parties with records concerning Sub-Adviser's activities that Fund Parties are required to maintain, and regular reports concerning Sub-Adviser's performance of the Services. Notwithstanding any provision to the contrary, Sub-Adviser is authorized to delegate any or all of its investment management responsibilities to Perkins, Wolf, McDonnell and Company, LLC ("Agent"), regardless of Sub-Adviser's percent ownership of Agent, if any; provided, however, Sub-Adviser will be fully responsible for the Services of this Agreement delegated to Agent, as if Sub-Adviser performed such Services itself. Sub-Adviser makes no representation or warranty, express or implied, that any level of performance or investment results will be achieved by the Fund or that the Fund will perform comparably with any standard or index, including other clients of the Sub-Adviser, whether public or private.

      Except as expressly superseded or modified by this Amendment, the terms and provisions of the Investment Sub-Advisory Agreement shall continue to apply with full force and effect.

      IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of date first above written.

CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.

/s/ Randall W. Merk
----------------------------------------
By:    Randall W. Merk
Title: President and Chief Executive Officer

JANUS CAPITAL MANAGEMENT LLC

/s/ Bonnie M. Howe
----------------------------------------
By:    Bonnie M. Howe
Title: Vice President